Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
Subsidiary	State of Jurisdiction of Organization	Type of Subsidiary
First Midwest Bank	Illinois	Corporation
First Midwest Insurance Company	Arizona	Corporation
First Midwest Capital Trust I	Delaware	Statutory Business Trust